March 13, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Larry Spirgel, Assistant Director
Terry French, Branch Chief
Charles Eastman, Staff Accountant

	Re:	RealD Inc.
Form 10-K for Fiscal Year Ended March 31, 2014
Filed June 5, 2014
File No. 1-24818

Dear Mr. Spirgel:

On behalf of RealD Inc. (the “Company”), this letter is being submitted in response to the comment letter received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated March 2, 2015 (the “Comment Letter”), regarding the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2014, filed on June 5, 2014.

For your convenience, included below is the original text of the comment from the Comment Letter followed by the Company’s response.

12. Segment and geographic information

Geographic information, page 106

We note you derive a significant portion of your revenue from your international business and disclose plans to expand your operations in Europe, Asia, Latin America and other geographic regions. Please tell us how you considered ASC 280-10-50-41 in determining no individual foreign country represents a material source of revenue.

Company Response

The Company respectfully advises the Staff that it has considered the guidance of ASC 280-10-50-41 and has determined that because the Company’s revenues generated from external customers attributed to an individual foreign country are not material, no separate disclosure of any such foreign revenues is required.

Under ASC 280-10-50-41, a company must disclose revenues generated from external customers attributed to an individual foreign country only if such revenues are determined to be material, which the Company interprets to be in excess of 10% of a company’s consolidated revenue.

For the year ended March 31, 2014, China, the United Kingdom and Germany represented the largest concentrations of revenue from foreign countries.  These countries contributed 8%, 8% and 6%, respectively, to the Company’s consolidated revenues. Accordingly, based upon the guidance of ASC 280-10-50-41, disclosure of the revenue from the Company’s external customers attributed to an individual foreign country is not required to be separately disclosed because the Company has concluded that such revenue is not material.

The Company will continue to monitor the significance of customer revenues by country and will disclose in future filings revenues from external customers attributed to an individual foreign country if those revenues become material.

Acknowledgement

The Company acknowledges that:

•                 it is responsible for the adequacy and accuracy of the disclosure in the filing;

•                 Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                 the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Please advise us if we can provide any further information or assistance.  Please direct any further comments or questions regarding this letter to Tom Hopkins, Esq. of Cooley LLP at (310) 883-6417.

Sincerely,
/s/ Andrew A. Skarupa
Andrew A. Skarupa
Chief Financial Officer

cc: Vivian Yang, Esq., RealD Inc.